Exhibit 16.1

March 15, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 9 in the transition report on Form 10-K dated March 15, 2016 of AMERI Holdings, Inc. ("Ameri") f/k/a Spatializer Audio Laboratories, Inc. ("Spatializer") filed with the Securities and Exchange Commission on or about March 15, 2016 and are in agreement with the statements contained therein concerning our firm.  We were previously principal accountants for Spatializer and we reported on the financial statements of Spatializer as of and for the years ended December 31, 2014 and 2013.  On May 26, 2015, our appointment as principal accountants was terminated.   However, we have no basis to disagree with the reason for the replacement of our firm or whether this decision was recommended and approved by the Board of Directors of Ameri.

Very truly yours,

/s/ Ramirez Jimenez International CPAs